12014874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Financial Advisors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street, Suite 150
(No. and Street)

Fort Wayne, Indiana 46802-3506
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith J. Ryan (260) 455-6244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, Suite 4000, 2001 Market Street Philadelphia, PA 19103-7096
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Keith J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Advisors Corporation, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON E. ROSE
NOTARY PUBLIC STATE OF INDIANA
ALLEN COUNTY
MY COMMISSION EXPIRES 05/17/15

Signature

Vice President and Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Advisors Corporation

Consolidated Financial Statements and Supplemental Information

Years Ended December 31, 2011 and 2010

Contents

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Advisors Corporation

We have audited the accompanying consolidated statements of financial condition of Lincoln Financial Advisors Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Financial Advisors Corporation at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the

Ernst & Young

financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2012

Lincoln Financial Advisors Corporation

Consolidated Statements of Financial Condition

	December 31 2011	December 31 2010
Assets		
Cash and cash equivalents	**$ 48,326,559**	$ 54,599,024
Receivables:		
Commissions and fees	**37,845,709**	34,880,344
Affiliates	**653,289**	265,139
Deferred income tax benefit	**7,277,512**	7,485,439
Prepaid expenses	**1,136,409**	1,006,219
Other assets, cash invested with affiliate	**9,830,763**	8,222,421
Other assets	**5,496,970**	5,864,893
Property and equipment:		
Computer and software costs	**2,601,331**	2,155,016
Furniture and equipment	**2,337,075**	2,333,545
	4,938,406	4,488,561
Less accumulated depreciation	**(4,095,584)**	(4,237,072)
Net property and equipment	**842,822**	251,489
Total assets	**$ 111,410,033**	$ 112,574,968
Liabilities and stockholder's equity		
Liabilities:		
Payable to vendors	**$ 566,876**	$ 571,530
Payable to affiliates	**15,404,541**	16,555,316
Deferred revenue	**2,951,082**	3,362,202
Accrued commissions	**23,055,181**	20,357,199
Accrued compensation and benefits	**8,025,267**	6,321,779
Other liabilities	**7,388,159**	7,772,215
Total liabilities	**57,391,106**	54,940,241
Stockholder's equity:		
Common stock, $100 par value:		
Authorized, issued, and outstanding shares – 5,000	**500,000**	500,000
Additional paid-in capital	**16,753,317**	15,826,453
Retained earnings	**36,765,610**	41,308,274
Total stockholder's equity	**54,018,927**	57,634,727
Total liabilities and stockholder's equity	**$ 111,410,033**	$ 112,574,968

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Income

	Year Ended December 31	
	2011	**2010**
Revenues:		
Commissions and fees from third parties	**$ 264,264,483**	$ 238,013,153
Commissions and fees from affiliates	**114,846,416**	114,553,075
Other	**680,000**	–
Interest	**70,288**	132,837
Total revenues	**379,861,187**	352,699,065
Expenses:		
Commissions and agency expenses	**242,628,719**	221,490,964
Service charges from affiliates	**78,540,257**	72,765,820
Salaries, wages, and benefits	**17,968,667**	17,268,354
Licenses and fees	**1,763,429**	1,980,633
Legal and professional	**2,680,512**	10,766,185
Office expenses	**1,743,928**	1,847,323
Other general and administrative expenses	**1,001,686**	1,487,900
Total expenses	**346,327,198**	327,607,179
Income before income tax expense	**33,533,989**	25,091,886
Income tax expense	**13,076,653**	10,317,009
Net income	**$ 20,457,336**	$ 14,774,877

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Changes in Stockholder's Equity

	Year Ended December 31 2011	2010
Common stock:		
Balance at beginning and end of year	**$ 500,000**	$ 500,000
Additional paid-in capital:		
Balance at beginning of year	**15,826,453**	14,727,048
Share-based payment expense	**926,864**	1,099,405
Balance at end of year	**16,753,317**	15,826,453
Retained earnings:		
Balance at beginning of year	**41,308,274**	48,533,397
Net income	**20,457,336**	14,774,877
Dividends paid	**(25,000,000)**	(22,000,000)
Balance at end of year	**36,765,610**	41,308,274
Stockholder's equity at end of year	**$ 54,018,927**	$ 57,634,727

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2011	**2010**
Operating activities		
Net income	**$ 20,457,336**	$ 14,774,877
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit	**(226,007)**	(1,078,293)
Depreciation	**126,778**	274,722
Share-based payment expense	**1,360,798**	1,249,802
Changes in operating assets and liabilities:		
Receivables:		
Commissions and fees	**(2,965,365)**	(1,895,676)
Affiliates	**(388,150)**	526,421
Prepaid expenses	**(130,190)**	(15,161)
Other assets, cash invested with affiliate	**(1,608,342)**	12,539,261
Other assets	**367,923**	(1,397,977)
Payable to vendors	**(4,654)**	(32,836)
Payable to affiliates	**(1,150,775)**	(5,105,887)
Deferred revenue	**(411,120)**	340,142
Accrued commissions	**2,697,982**	394,186
Accrued compensation and benefits	**1,703,488**	(3,232,793)
Other liabilities	**(384,056)**	3,654,636
Cash provided by operating activities	**19,445,646**	20,995,424
Investing activities		
Proceeds from sale of property and equipment	**–**	108,065
Purchase of property and equipment	**(718,111)**	(49,506)
Cash (used in) provided by investing activities	**(718,111)**	58,559
Financing activities		
Dividends paid to stockholders	**(25,000,000)**	(22,000,000)
Cash used in financing activities	**(25,000,000)**	(22,000,000)
Decrease in cash and cash equivalents	**(6,272,465)**	(946,017)
Cash and cash equivalents at beginning of year	**54,599,024**	55,545,041
Cash and cash equivalents at end of year	**$ 48,326,559**	$ 54,599,024
Supplemental disclosure of cash flow information		
Income tax payments	**$ 11,883,267**	$ 15,353,211
Noncash transactions		
Executive stock option tax expense	**$ (433,934)**	$ (150,397)

See accompanying notes.

Lincoln Financial Advisors Corporation

Notes to Consolidated Financial Statements

December 31, 2011

1. Organization and Accounting Policies

Description of Business

The accompanying consolidated financial statements include Lincoln Financial Advisors Corporation (LFA) and its wholly owned subsidiary, LFA Management Corporation (LFAMC) (collectively, the Company). LFA is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities. LFA is licensed to engage in broker-dealer and investment advisor activity throughout the United States. LFAMC is a management company incorporated in 2004 for the purpose of providing LFA with executive management services and corporate governance. All intercompany accounts and transactions are eliminated in consolidation. LFA is a wholly owned subsidiary of The Lincoln National Life Insurance Company (LNL), which is a wholly owned subsidiary of Lincoln National Corporation (LNC).

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. These financial statements comply with the requirements of the Securities and Exchange Commission (SEC) pertaining to the Financial and Operational Combined Uniform Single (FOCUS) Report. However, the financial information in the FOCUS Report is presented on an unconsolidated basis.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

Use of Estimates

The preparation of the consolidated financial statements of LFA require management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and the accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

1. Organization and Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents, which are carried at cost, include all highly liquid debt instruments purchased with an original maturity of three months or less, and therefore, the recorded value approximates fair value. Cash of $6,430,000 as of December 31, 2011 and 2010, has been segregated in a special restricted bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Cash Invested with Affiliate

In order to manage capital more efficiently, the Company participates in an intercompany cash management program where LNC can lend to or borrow from the Company to meet short-term borrowing needs. The cash management program is essentially a series of demand loans among LNC and its affiliates that reduces the overall borrowing costs by allowing LNC and its affiliates to access internal resources instead of incurring third-party transaction costs. Invested cash with LNC was $9,830,763 and $8,222,421 at December 31, 2011 and 2010, respectively, and is included in other assets, cash invested with affiliate on the consolidated statements of financial condition.

Commission Revenue and Expense

Commission revenue for customer securities transactions and related commission expenses are recorded on a settlement-date basis, which does not deviate materially from a trade-date basis. Asset-based revenue and related commission expenses are recorded as earned based on a contractual percentage of customer deposits. Wrap fee income, also referred to as assets under management fee income, is received one quarter in arrears on a number of programs LFA participates in. An accrual is recorded for fee income, and a corresponding accrual is recorded for the commission expense to be paid based on the fee income.

Income Taxes

LFA files consolidated federal income tax returns with LNL and LNC. Pursuant to an intercompany tax-sharing agreement with LNL, LFA provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFA will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

1. Organization and Accounting Policies (continued)

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that we expect, more likely than not, will be realized. See Note 2 for additional information.

Property and Equipment

All property and equipment, including furniture and fixtures, leasehold improvements, data processing equipment, and computer software are carried on the basis of cost, and depreciation is computed thereon based on the estimated service lives of the assets using the straight-line method.

Deferred Revenue

Cash received in advance for financial planning contracts is recorded as deferred revenue until delivery of the financial plan to the respective customer.

Deferred Compensation

Certain LFA employees participate in a deferred compensation plan sponsored and administered by LNC. LFA is allocated appropriate expenses related to the plan by LNC. LFA reports current period expense in salaries, wages, and benefits on the consolidated statements of income with the liability in accrued compensation and benefits on the consolidated statements of financial condition.

Stock-Based Compensation

Certain LFA employees participate in stock-based compensation programs sponsored and administered by LNC. LFA is allocated appropriate expenses related to the program by LNC. LFA reports current period expense in salaries, wages, and benefits on the consolidated statements of income with the non-exercised portion in accrued compensation and benefits on the consolidated statements of financial condition.

1. Organization and Accounting Policies (continued)

Loans to Registered Representatives

In mid-2007, LFA began a loan program to attract top-producing representatives to join the sales network. Assuming the producers could generate gross dealer concessions (GDC) in excess of a contracted amount, LFA would advance the representative a specified dollar amount which would be forgiven over the life of the loan (typically three to five years). The executed contract for each loan stipulates annual GDC requirements that must be met in order for that year's proportion of the loan to be waived. Alternatively, if at the end of the contract period, the cumulative GDC production is equal to or in excess of the aggregate contract requirement, the entire balance of the loan will be waived. The net loan receivable is reported in other assets on the consolidated statements of financial condition.

2. Federal Income Taxes

Income tax expense consists of the following:

	Year Ended December 31	
	2011	**2010**
Federal	**$ 11,375,459**	$ 8,689,683
State	**1,701,194**	1,627,326
	$ 13,076,653	$ 10,317,009

The 2011 and 2010 income tax expense differs from the federal tax rate of 35% primarily as a result of state taxes.

Significant components of LFA's deferred tax assets are as follows:

	2011	**2010**
Deferred tax assets:		
Employee compensation plans	**$ 3,479,417**	$ 3,378,731
Accrued liabilities	**2,594,922**	2,661,687
Other	**1,203,173**	1,445,021
Total deferred tax assets	**$ 7,277,512**	$ 7,485,439

2. Federal Income Taxes (continued)

Income taxes paid amounted to $11,883,267 in 2011 and $15,353,211 in 2010. Income tax expense includes a deferred income tax benefit of $226,007 and $1,078,293 in 2011 and 2010, respectively. Current federal income taxes (receivable) payable of $100,181 and $(1,217,222) at December 31, 2011 and 2010, respectively, are included in receivables from affiliates and payable to affiliates on the consolidated statements of financial condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2011 and 2010, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2011 or 2010. The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service (IRS) and state taxing jurisdictions. We do not anticipate that any adjustments that might result from such audits would be material to our results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2007 and 2008.

There are no uncertain tax positions related to the Company in the current year.

3. Agreements and Transactions With Affiliates

In order to be compliant with the Financial Industry Regulatory Authority (FINRA) rules regarding proper expense recognition and expense-sharing agreements and to better match expenses with related securities revenue, LFA has entered into various cost-sharing agreements with affiliates. Commencing in January 2009, salary, benefit and travel (HR) costs for a number of affiliate employees who provide substantial service to LFA have been identified and allocated to LFA. LFA employees have also been identified who provide substantial service to affiliates for which HR costs were allocated from LFA to those affiliates. The net impact to LFA in this effort was additional expense of $7,410,168 and $8,416,164 in 2011 and 2010, respectively, which is reported primarily in salaries, wages, and benefits expense on the consolidated statement of income.

Service charges are allocated to LFA by certain affiliates under common LNC control for corporate and administrative services, and for certain securities-related and product-specific expenses pursuant to Master Services Agreements. Service charges for corporate and administrative services include, but are not limited to, costs related to human resource administration, print and distribution, legal services, compliance, and communication services.

3. Agreements and Transactions With Affiliates (continued)

Total affiliate corporate and administrative service charge allocations were $7,419,225 and $6,849,357 in 2011 and 2010, respectively, which is reported in service charges from affiliates on the consolidated statements of income.

Service charges for securities-related expenses are allocated pursuant to a Master Services Agreement and include, but are not limited to, cost related to officer compensation and benefits, compliance services, home and field office, and administrative expenses. These expenses are identified and charged to LFA on a monthly basis by the affiliated agency companies. LFA incurred $69,296,906 and $64,432,963 of allocated securities-related service charges in 2011 and 2010, respectively, which is reported in service charges from affiliates on the consolidated statements of income.

LFA also has a similar Master Service Agreement with LNL's Defined Contributions division (DC). Costs related to the sale of DC products that result in LFA revenue are identified and allocated to LFA as service charges on a monthly basis by DC. LFA incurred $1,824,126 and $1,483,500 of DC-related service charges in 2011 and 2010, respectively, which is reported in service charges from affiliates on the consolidated statements of income.

In 2009, the Company transferred $878,465 in postretirement liabilities to an affiliate, and no longer records any changes in postretirement obligations related to these plans. No additional transfers occurred in 2011.

4. Contingencies

LFA is involved in various pending or threatened legal proceedings. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the consolidated financial position of LFA.

Based on guidance provided by LNC's legal counsel, LFA has established legal contingency reserves of $6,743,998 and $7,009,880 for 2011 and 2010, respectively. This reserve is reported as a component of other liabilities on the consolidated statements of financial condition.

4. Contingencies (continued)

In September 2008, LFA entered into a loan agreement with a select group of registered representatives in which the principal balance loaned is determined by specific, agreed-upon operating expenses incurred by the group while conducting business over a period of 36 months from the agreement date. In December 2011, the loan agreement was amended to extend the term of the note through December 31, 2012. Under the agreement, the borrower may obtain advances to pay for expenses incurred up to but not exceeding $3,000,000. The principal balance of the loan is $2,701,898 and $2,466,000 at December 31, 2011 and 2010, respectively, which is reported in other assets on the consolidated statements of financial condition. The remaining commitment by LFA to advance funds is $298,102 at December 31, 2011.

5. Net Capital Requirements

LFA is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, may not exceed 15 to 1. The minimum net capital requirement for LFA at December 31, 2011 was $3,465,212. At December 31, 2011, LFA had net capital of $18,416,611, which was $14,951,399 in excess of its required net capital. LFA's net capital ratio was 2.82 to 1.

6. Subsequent Events

We have evaluated subsequent events through February 24, 2012, the date at which our financial statements were available to be issued, and determined that there were no matters required to be disclosed.

Supplemental Information

Lincoln Financial Advisors Corporation

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2011

Computation of net capital	
Total consolidated stockholder's equity	$ 54,018,927
Deduct subsidiary's stockholder's equity	6,946,737
Total stockholder's equity qualified for net capital	47,072,190
Non-allowable assets:	
Commissions and fees receivable	15,181,136
Receivables from affiliates	1,804,865
Deferred income tax benefit	3,728,888
Prepaid expenses	1,136,409
Other assets	4,990,773
Property and equipment	710,536
Total non-allowable assets	27,552,607
Other deductions	808,086
Net capital before haircuts on securities positions	18,711,497
Haircuts on securities	294,886
Net capital	$ 18,416,611
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 51,978,182
Ratio aggregate indebtedness to net capital	2.82 to 1
Computation of basic net capital requirement	
Net capital requirement (6 2/3% of aggregate indebtedness)	$ 3,465,212
Excess net capital	$ 14,951,399
Excess net capital at 1,000%	$ 13,218,793

Lincoln Financial Advisors Corporation

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Credit balances	
Free credit and other credit balances	$ 790,200
Total credit items	$ 790,200
Debit balances	
Secured customer debit balances	$ –
Less 1%	–
Total debit items	$ –
Excess of total credits over total debits	$ 790,200
Required deposit	$ 790,200

Lincoln Financial Advisors Corporation

Schedule III

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in LFA's possession or control as of December 31, 2011 (for which instructions to reduce to possession or control had been issued), but for which the required action was not taken by LFA within the time frames specified under Rule 15c3-3.	$ –
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2011, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3.	$ –
B. Number of items.	–

Lincoln Financial Advisors Corporation

Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2011

There were no differences between the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 included in the accompanying supplemental information and the computation included in the LFA's corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2011.

The audited financial statements are presented on a consolidated basis; however, the accompanying net capital calculation is presented based on LFA's unconsolidated financial information.

Supplementary Report

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Lincoln Financial Advisors Corporation

In planning and performing our audit of the consolidated financial statements of Lincoln Financial Advisors Corporation (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2012

Ernst & Young LLP

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CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Lincoln Financial Advisors Corporation
Years Ended December 31, 2011 and 2010
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

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